

Mail Stop 7010

December 12, 2006

Mr. William J. Federici
West Pharmaceutical Services, Inc.
101 Gordon Drive
P.O. Box 645
Lionville, PA 19341-0645

> **RE:** **West Pharmaceutical Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 6, 2006**
> **File # 1-8036**

Dear Mr. Federici:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Critical Accounting Policies and Estimates
Revenue Recognition, page 34

1. With a view towards future disclosure, please provide us with a comprehensive discussion of the nature of your engineering service agreements and how you

concluded that percentage of completion accounting was appropriate. In addition, please clarify for us under what circumstances you would have agreements with separate units of accounting and how you determine the relative fair value of these units.

Note 2. Acquisitions, page 45

2. With a view towards future disclosure, please tell us how you determined the value of the customer contracts and customer relationships obtained in your acquisition of Tech Group, Inc. In this regard, please also tell us how you determined the useful lives you assigned to these assets. In addition, please tell us how you determined the trademarks acquired had indefinite lives. Reference paragraph 11 of SFAS 142.

Note 8. Segment Information, page 52

3. We note your Tech Group segment is composed of your previously existing Device Group and recently acquired Tech Group, Inc. businesses. With a view towards future disclosure, please tell us if the Device Group and Tech Group, Inc. businesses constitute separate operating segments and, if so, how you considered the aggregation criteria in paragraph 17 of SFAS 131 when combining the two operating segments into one reporting segment.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief